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                             July 12, 2022

       Meng Dong (James) Tan
       Chief Executive Officer
       8i Acquisition 2 Corp.
       Eu Tong Sen Street
       #08-13 Singapore 059817

                                                        Re: 8i Acquisition 2
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Submitted June 15,
2022
                                                            CIK No. 0001847846

       Dear Mr. Tan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A submitted June 15, 2022

       Questions and Answers about the Proposals, page 9

   1. Please revise to disclose with an appropriate Question and Answer and risk factor all possible sources and
extent of dilution that shareholders who elect not to redeem their shares may experience
in connection with the business combination. Provide disclosure of the impact of each
significant source of dilution, including the amount of equity held by founders, convertible
securities, including warrants retained by redeeming shareholders, at each of the redemption
levels detailed in your sensitivity analysis, including any needed assumptions.
 Meng Dong (James) Tan
FirstName  LastNameMeng   Dong (James) Tan
8i Acquisition 2 Corp.
Comapany
July        Name8i Acquisition 2 Corp.
     12, 2022
July 12,
Page  2 2022 Page 2
FirstName LastName
Risks Related to 8i's Business and Business Combination
The Initial Shareholders who own Ordinary Shares and Private Units will not participate in liquidation distributions and, therefore, they ma, page 54

2. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Additionally, please describe the negotiations where your Sponsor, Directors and Officers agreed to waive their redemption rights in the "Background to the Business Combination." Unaudited Pro Forma Condensed Combined Financial Information, page 66

3. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 71

4. Revise your introductory narrative as well as your pro forma footnotes to more clearly address the earn out arrangements, including the fact that such earn outs have been excluded from your pro forma adjustments.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 72

5. Please provide us your analysis under ASC 815-40-15 supporting your determination that the contingent obligation to issue Earn-Out shares is considered indexed to the company's own stock and therefore meets the requirement for equity classification.
Background of the Business Combination, page 79

6. Please revise to provide additional detail regarding your discussions with the other potential targets, including when in the process you identified the targets, who identified them, when you contacted them and entered into non-disclosure agreements, who participated in the preliminary due diligence and discussions with the targets, and when you determined not to go forward with the transaction. We note, for example, that 8i's
         Board of Directors was still considering the four potential target companies in its discussions on April 3, 2022. To the extent that any preliminary negotiations were entered with the other potential targets, please disclose the subject and nature of such negotiations.
 Meng Dong (James) Tan
FirstName  LastNameMeng   Dong (James) Tan
8i Acquisition 2 Corp.
Comapany
July        Name8i Acquisition 2 Corp.
     12, 2022
July 12,
Page  3 2022 Page 3
FirstName LastName
7. We note the risk factor disclosures on page 33 that the loss of certain key corporate clients would have a materially adverse effect on EUDA's business, financial condition, and results of operations. We also note your risk factor disclosure that EUDA's revenue will be adversely affected if there is a decrease in the number of individuals covered under its platform, health plan and other clients, or if the application or service subscription numbers decrease. In light of this, please disclose any discussions with EUDA about the potential loss of clients in the near future or other events that may materially affect the
         target   s prospects or its financial projections for future
performance of the business.
8. Please disclose the nature of the comments incorporated into the final amendment of the share purchase agreement that were provided by Shook Lin.
9. We note that 8i agreed to enter into a binding agreement with EUDA based on the terms of the draft letter of intent on January 26. Please revise to clarify how the material terms of the transaction evolved during the negotiations, including any proposals and counterproposals made during the course of negotiations for the material issues discussed. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved. In your revised disclosure, please ensure that you address the following:
             negotiation of the transaction structure;
             valuation of EUDA, including the enterprise value discussed between January 3,
              2022, and January 10, 2022, which party first presented a valuation figure, each counterproposal, and the basis or bases presented in support of each valuation proposed and the discussions that led to an decrease in the valuation from $613.4 million to $172 million;
             purchase consideration, especially the discussions leading to the decrease from $550 million to $140 million; and
             earn-out consideration, including the related negotiations and how you determined the value of the earnout milestones.

10. We note that certain financial projections were presented to Mr. Tan and Mr. Yap between
         January 3 and January 10, 2022 and to 8i's Board of Directors on April 1, 2022. Please
         clarify whether these were the same set of financial projections
provided to 8i   s Board of
         Directors on February 25, 2022. To the extent that these were different sets of projections, please include such analyses in your filing and explain the material differences with the February 25 financial projections.
11. Please disclose who identified EUDA and how EUDA was identified. Revised financial projections (as of May 30, 2022), page 82

12. Please disclose the material assumptions and underlying bases of the May 31, 2022 financial projections, including the compounded annual growth rates, revenue growth, operating costs, gross margins, net income, etc. and the limitations of the forecasts.
         Provide investors with sufficient information to evaluate the forecasted financial
 Meng Dong (James) Tan
FirstName  LastNameMeng   Dong (James) Tan
8i Acquisition 2 Corp.
Comapany
July        Name8i Acquisition 2 Corp.
     12, 2022
July 12,
Page  4 2022 Page 4
FirstName LastName
         information and its reasonableness. In addition, disclose whether your projections are in line with historic operating trends, including your growth rates and revenue growth, and if not, please explain why the change in trends is appropriate or assumptions are reasonable.
         For example, we note that your year-to-year growth rate between 2020 and 2021 was 25%
         and that your projected compounded annual growth rates from 2022 to 2026 are projected to be 98%, 148% and 235% for your base, middle, and best case scenarios respectively. In your revised disclosure, please discuss how your projections compare to actual annualized experience for the quarter ended March 31, 2021.
Interests of 8i's Directors, Officers and Certain Shareholders in the Business Combination, page
89

13. Please quantify here and on page 23 the aggregate dollar amount and describe the nature of the January 12, 2022 and March 18, 2022 loans extended by Mr. Meng Dong (James)
         Tan, as well as any other loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
         the company   s officers and directors, if material.
14. Please expand your disclosure regarding Mr. Mend Dong (James) Tan's and 8i Holdings 2
         Pte. Ltd. 's ownership interests in EUDA, including the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
Information About EUDA
Overview, page 108

15.      Please explain the meaning of "Omni-channel" and "win rate."
16. We note that paragraphs 3 to 6 on page 108 are duplicates of the immediately preceding disclosure. Please revise to remove the duplicated paragraphs.
17. Please identify the direct sales organization and direct sales force referenced on page 108.
18. Please revise the description of your business at first mention of EUDA and throughout your registration statement so that the nature and extent of your current operations are clear and are distinguished from your proposed or aspirational business plans. For example only, we note your disclosure that one of your competitive strengths is a business model that "encompasses the full spectrum of healthcare & wellness services" and that
         "EUDA is an all-encompassing healthcare management platform purpose-built to power the entire ecosystem of value-based care." However, your disclosure elsewhere appears to indicate that your current operations are limited to providing medical urgent care and property management. We also note that you disclose that several services that are listed under your "Future Offerings" section are "include[d]" in your wellness vertical or are
         "currently offer[ed]" to your your clients. To the extent your "new businesses" are aspirational in nature, please revise to clearly disclose that fact throughout this section.
 Meng Dong (James) Tan
FirstName  LastNameMeng   Dong (James) Tan
8i Acquisition 2 Corp.
Comapany
July        Name8i Acquisition 2 Corp.
     12, 2022
July 12,
Page  5 2022 Page 5
FirstName LastName
19. We note your disclosure on page 109 that increased AI-driven advancement includes "a strong potential for interactive virtual assistants . . ." Please clarify whether you have plans to develop interactive virtual assistants, or otherwise, please explain how this is relevant to your business.
Competitive Strengths, page 112

20. We note your disclosures about EUDA's competitive strengths and about its future service offerings. Your proxy statement should present a balanced discussion of your business.
         Please revise your disclosure here and throughout your proxy statement/prospectus to balance your prominent discussion of EUDA's competitive strengths and growth strategy with a discussion of the challenges you face in advancing
your platform   s
         capabilities and securing customer growth. For example, address in your revisions the risk that you may fail to meet customer specifications, that your customer base may not increase as planned, you may be unsuccessful in securing new business from established customers, and any limitations or risks you may face in developing your future service offerings.
Future Service Offerings, page 120

21. Please expand your discussion of each future service offering to disclose the regulatory and development steps necessary to implement these offerings, including the steps that
         EUDA has completed, and the steps that remain. Please also disclose the estimated timelines of when EUDA will implement these offerings. If you are unable to provide either of these estimates, please explain why you are unable to at this time
22. We note your disclosure within the "Background to the Transaction" section that EUDA intends to expand its operations into Indonesia. Please expand your disclosure here to describe these plans.
Medical Urgent Care, page 123

23.      Please explain what you mean by a "transactional-based model."
24. We note that you will use EUDA's AI and data analytics to perform a variety of medical services, including recognizing, analyzing, and determining the type of treatment required.
         Please expand your disclosure to explain how EUDA developed and validated its artificial intelligence ("AI") model. In the explanation, please include the data quality and robustness of the diagnoses and prescribed treatments, when the model was developed, and how long the model has been commercialized.
 Meng Dong (James) Tan
FirstName  LastNameMeng   Dong (James) Tan
8i Acquisition 2 Corp.
Comapany
July        Name8i Acquisition 2 Corp.
     12, 2022
July 12,
Page  6 2022 Page 6
FirstName LastName
Management's Discussion and Analysis
Overview, page 135

25. Please address the following regarding your property management services:
             You disclose in the third paragraph that you have implemented relevant solutions to a wide variety of healthcare and homecare services that you currently provide.
             However your disclosure on page 119 states that "EUDA currently provides 2 services namely Medical Urgent Care and Property Management Services" and that
             Property Management Services will not be categorized under Home Care Service line until 2023. Please revise to clarify the nature, extent, and timing of management's intended changes to these business lines.
             In addition, you disclose on page 82 that the base case scenario under your revised projections are prepared based on the existing services already offered by
             EUDA. Therefore, please revise to explain why there is a line item for Home Care
             Services for 2022 and beyond on page 83 but no line item for property management.
             Please clarify in MD&A whether your property management service fees are contractually recurring, and revise your results of operations to clearly reflect the extent to which you expect your property management fee revenue to continue at comparable levels or be phased out in your transition to home care services.
             Revise to clarify the extent to which your property management service business line provides any services to your affiliated medical clinics.
             Revise to provide a table presenting the percent of management revenue from each property type for each period presented.
Results of Operations, page 136

26. Please revise to address the following regarding your revenue from medical services:
             Revise to disclose the number of total employees covered by your client contracts for each period presented.
             Discuss the trend in the average revenue per patient for each period presented.

27. Revise your discussion of Other income to more clearly identify and discuss the various components of this subtotal for your interim and annual periods.
             Consider providing a tabular breakdown.
             Clearly identify the extent to which the various components are recurring versus one-
             time items.
             Given the significance of these one-time items, consider revising your paragraphs addressing the fluctuations in your net income (loss) to more clearly address the extent of the effects of one-time events or items.
 Meng Dong (James) Tan
FirstName  LastNameMeng   Dong (James) Tan
8i Acquisition 2 Corp.
Comapany
July        Name8i Acquisition 2 Corp.
     12, 2022
July 12,
Page  7 2022 Page 7
FirstName LastName



Unaudited Historical Comparative and Pro Forma Combined Per Share Data of 8i and EUDA, page 152

28. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis that also includes interim redemption levels.
Beneficial Ownership of Securities - Pre & Post Business Combination, page 171

29. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including the
         Warrants within the Private and Public Units.
EUDA Holdings, Inc. Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 - Nature of business and organization, page F-35

30. We note that there are various entities that are included in the consolidate financial statements. One of these entities is Kent Ridge Healthcare Singapore which is described as a multi-care specialty group offering a range of specialty care services to patients.
         Another is The Good Clinic Private Limited which is described as a medical facility general practice clinic that provides holistic care for various illnesses. However, you disclose on page 38 that EUDA is dependent on third-party entities, which they do not own or control, to provide healthcare services to consumers. Please clarify in your disclosure whether the services your provide are from your wholly-owned subsidiaries.
         Further, revise your footnotes and MD&A to clearly describe the difference and interplay between your related party and third party revenues and related party and third party cost of revenues.
Note 3 - Summary of significant accounting policies
Revenue Recognition, page F-43

31. You disclose in Note 1 that you are engaged in the healthcare specialty group (other than general practice) business offering range of specialty care services to patients and engaged in the medical facility general practice clinic that provides holistic care for various illnesses. You disclose that the revenue for both the specialty medical visits and the general practice clinic is generated on a per healthcare visit basis. You disclose on page
         143 that the decrease of the medical services gross profit percentage for the year ended
         December 31, 2021 was mainly attributable to the increase of clinic (including COVID-
         testing) operations during the year ended December 31, 2021, as it generally has lower gross profit margin than their specialty care services. Please tell us your consideration of disaggregating revenue and cost of revenue between the specialty group and general practice (clinic) in your footnotes as well as in your MD&A.
 Meng Dong (James) Tan
8i Acquisition 2 Corp.
July 12, 2022
Page 8
Note 10 - Goodwill, page F-53

32. We note that a significant portion of your goodwill is allocated to Tri-Global which you disclose is your operating subsidiary which is involved in the provision of security services at public events in Singapore. Please tell us the amount of revenues from security services for each period presented as well as your consideration of disaggregating revenues related to security services.
General

33. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameMeng Dong (James) Tan
                                                            Division of
Corporation Finance
Comapany Name8i Acquisition 2 Corp.
                                                            Office of Life
Sciences
July 12, 2022 Page 8
cc:       Jane Tam, Esq.
FirstName LastName